Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Adynxx, Inc.
San Francisco, California

We  hereby consent to the use of our report dated June 7, 2019 with respect to the balance sheet of Adynxx, Inc. as of December 31, 2017 and 2018, and the related statements of operations and redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”) included herein in this Current report on Form 8K/A (Amendment No.1) of Adynxx, Inc. (formerly Alliqua BioMedical, Inc.). Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

BDO USA, LLP

San Jose, California

June 7, 2019